SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                        For the Month of July 11 2003


                             MARCONI CORPORATION PLC

             (Exact name of Registrant as specified in its Charter)


                                   4th Floor
                                 Regents Place
                                338 Euston Road
                                    London
                                    NW1 3BT
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)


                             Form 20-F X   Form 40-F


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.)


                                   Yes   No X


              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS


In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Marconi plc ( the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on such statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievement). Certain factors that may cause such differences include but are not limited to the following: (1) any major disruption in production at our key facilities; (2) changes in the environmental, tax and other laws and regulations, which, among other things, could cause us to incur substantial additional capital expenditures and operation and maintenance costs; and (3) adverse changes in the markets for our products, including as a result of increased competition in the highly competitive international markets for such products. These and other risks, uncertainties and factors are discussed in the Company's Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.






The company received today the following notification:

                                                The Royal Bank of Scotland Group
                                                                       2nd Floor
                                                               1 Princess Street
                                                                 London EC2R 8PB

10th July 2003


The Company Secretary
Marconi Corporation plc
4th Floor, Regents Place
338 Euston Road
London NW1 3BT



Dear Sir



Section 198 Companies Act 1985

We, The Royal Bank of Scotland Group plc, for ourselves and on behalf of:

The Royal Bank of Scotland plc

write to advise you pursuant to Section 198 of the Companies Act 1985 (the Act) that:


1. This notification relates to the ordinary 5p share capital of Marconi Corporation plc.

2. The number of shares of the person(s) with an interest, for the purposes of sections 208 and 209 of the Act, immediately after the time when the obligation arose, are shown on the attached schedule.

3. The identities of the registered holders of these shares and the number of shares held by each holder, so far as is known to us at the date of this notification, are shown on the attached schedule.

4. The percentages quoted on the attached schedule are based on your issued ordinary share capital of 1,000,000,000, as advised to us by FT Information.

5. None of the shares on the attached schedule relates to interests as mentioned in Section 208 (5) of the Act.



Yours faithfully





R J Hopkins
Manager - Share Aggregation


Schedule of registered holders for notification S198 - L01/RJH/3112



Registered Holder                             Number of Shares       Percentage

BYN GIL Client A/C Nominees Ltd                    3,042,000
NatWest FIS Nominees Ltd SX Account                      126
National Westminster Bank Plc                     19,497,240
Strand Nominees Ltd                                       53
The royal Bank of Scotland plc                    18,496,788
Ulster Bank Ltd                                           12

Total interest of The Royal Bank of Scotland plc   41,036,219          4.10

         The Royal Bank of Scotland Group plc      41,036,219          4.10








                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MARCONI CORPORATION PLC



                                       By:     ____M Skelly____

                                       Name:   M Skelly
                                       Title:  Company Secretary


Date: 11 July 2003